Exhibit 99.1

Execution version

LICENSE AGREEMENT

FOR

PERIFOSINE

by and between

Æterna Zentaris GmbH

Weismüllerstrasse 50

60314 Frankfurt am Main

Germany

- herein “Licensor” -

and

Yakult Honsha Co., Ltd.

1-19 Higashi Shimbashi 1-chome

Minato-ku, Tokyo

Japan

- herein “Licensee” -

 [***] = Portions of this exhibit have been omitted pursuant to a confidential treatment request in accordance with Rule 24b-2 under the Securities Exchange Act of 1934. An unredacted version of this exhibit has been filed separately with the Securities and Exchange Commission.

TABLE OF CONTENTS

1.	Definitions	3
2.	Grant and Scope of License	8
3.	Licensee’s Obligations	9
4.	Licensor’s Obligations	11
5.	Payments and Royalties	12
6.	Development Work, Steering Committee	16
7.	Use of Development Data	18
8.	Improvements	18
9.	Supply of Perifosine	20
10.	Licensor Patent Rights	22
11.	Infringement and Third Party Licenses	24
12.	Joint Patent Rights to Joint Results	24
13.	Trademarks	25
14.	Exchange of Safety Information	26
15.	Confidentiality Information	26
16.	Warranties and Liabilities	29
17.	Indemnification and Insurance	30
18.	Term and Termination	33
19.	Consequences of Termination	34
20.	General Provisions	35

WITNESSETH:

WHEREAS, Licensor is the owner of or controls certain patent rights and know how relating to a compound known as Perifosine; and

WHEREAS, Licensee desires to obtain certain licenses from Licensor to further develop and commercialize Perifosine under the aforesaid patent rights and know how, and Licensor is willing to grant to Licensee such licenses.

NOW, THEREFORE, in consideration of the mutual covenants and obligations set forth below, the Parties agree as follows:

1.             Definitions

For purposes of this Agreement, the following terms shall have the following meanings:

1.1                                 “Affiliate” shall mean and include in relation to each Party, any person, firm, corporation or other entity: (i) if at least fifty percent (50%) of the voting stock or other equity interest thereof is owned, directly or indirectly, by that Party; (ii) which owns, directly or indirectly, at least fifty percent (50%) of the voting stock or other equity interest of that Party; or (iii) if at least fifty percent (50%) of the voting stock or other equity interest thereof is owned, directly or indirectly, by a person, firm, corporation or other entity that owns, directly or indirectly, at least fifty percent (50%) of the voting stock or other equity interest of that Party.

1.2                                 “Agreement” shall mean this Agreement and all Exhibits attached hereto, and the terms “herein”, “hereunder”, “hereto” and such similar expressions shall refer to this Agreement.

1.3                                 “Calendar Quarter” shall mean each respective period of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31, for so long as this Agreement is in effect.

1.4                                 “CMC” shall mean “Chemistry, Manufacturing and Controls” and refers to the regulatory term under the applicable laws and/or regulations applicable to Manufacturing and Development. “CMC Activities” as used in this Agreement refers to relevant development activities for the Manufacturing.

1.5                                 “Commercialization” shall mean any and all activities directed to the marketing, promotion, distribution, offering for sale and selling a Licensed Product, and shall include any and all pre-launch and post-launch marketing, detailing, marketing research, packaging, labeling, importing, exporting and transporting the Licensed Products for commercial sale and regulatory affairs.  “Commercializing”, “Commercialize” and “Commercialized” shall have corresponding meanings.

1.6                                 “Commercially Reasonable Efforts” shall mean a level of resources, efforts and urgency to develop, manufacture, commercialize the Licensed Products applied by a Party that is consistent with such Party’s usual practices in actively pursuing the development, manufacturing and commercialization of a pharmaceutical product owned or controlled by it at a similar stage of product life, taking into account competing products, market demand, proprietary position of the product, regulatory and reimbursement status, and other relevant technical, legal, scientific, safety, medical or regulatory factors.

1.7                                 “Confidential Information” shall mean and include all know how including the Licensor Know How, data including the Development Data and information including proprietary information and materials, not in the public domain, relating to Perifosine, the Licensed Products, or the business, affairs, research and development activities, CMC Activities, results of non-clinical studies and clinical trials, national and multinational regulatory proceedings and affairs, finances, plans, contractual relationships and operations of the Parties. The terms and conditions of this Agreement shall be considered as Confidential Information of both Parties.

1.8                                 “Control” or “Controlled” shall mean, with respect to the subject item, the possession by a party of the right (whether by ownership, license or otherwise) to grant to any other parties access or a license as provided herein.

1.9                                 “CRC” shall mean colorectal cancer.

1.10                           “Development” shall mean all non-clinical and clinical research and drug development activities conducted in respect of Perifosine and/or a Licensed Products, including those necessary to obtain Regulatory Approval.  Development shall include, without limitation, CMC Activities, non-clinical testing, test method development and stability testing, toxicology, pharmacokinetics, pharmacological and pharmacoeconomic studies, mechanism studies, formulation development, delivery system development, quality assurance, clinical studies, regulatory affairs and activities, statistical analysis and report writing of submission documents.  “Develop”, “Developed” and “Developing” shall have a corresponding meaning.

1.11                           “Development Data” shall mean reports of clinical studies and other documentation containing or embodying any pre-clinical, clinical and/or CMC data relating to the application for Regulatory Approval for the Licensed Products and/or Perifosine or the use of Perifosine and/or Licensed Products in the Field, including, but not limited to, registration dossiers.

1.12                           “Development Plan” shall mean the plan describing the Development activities for obtaining Regulatory Approval in the Field in the Territory and setting forth timelines to achieve such activities (as set forth in Section 6). An outline of the initial Development Plan (“Outline of Development Plan”) is attached as Exhibit 1.12.

1.13                           “Effective Date” shall mean the date stipulated in the closing paragraph of this Agreement on which this Agreement is executed by the duly authorized representatives of each of the Parties.

1.14                           “Field” shall mean all human uses of Perifosine and/or Licensed Products, provided, however, the Field shall not include any use for the indication with respect to Leishmaniasis.

1.15                           “First Commercial Sale” shall mean, the first sale by Licensee or its Affiliates, sublicensees or distributors of any of the Licensed Products in the Field in the Territory, after having obtained all of the applicable Regulatory Approvals.

1.16                          “Generic Products” shall mean products other than Licensed Products approved for sale in the Field and in the Territory that contain Perifosine as an active ingredient.

1.17                           “Improvement(s)” shall mean and include any and all Inventions, and any and all changes, modifications and amendments regarding Perifosine and/or Licensed Products, whether patentable or not, which: (i) improve the performance, usability or efficacy of Perifosine and/or Licensed Products; (ii) reduce any side effects, drug interactions or other adverse effects of Perifosine and/or Licensed Products; or (iii) reduce the cost and/or increase the efficiency or productivity of the Manufacturing.

1.18                           “Invention(s)” shall mean and include any and all inventions and discoveries which are, or may be, patentable or otherwise protectable under the patent or other intellectual property laws of any country, which relate to Perifosine and/or Licensed Products, and which are conceived, discovered or reduced to practice during the continuance of this Agreement.

1.19                           “Licensed Products” shall mean and include all pharmaceutical products, whether as mono-preparations or combination-preparations, containing Perifosine as an active ingredient, for use in the Field, in any form of administration whatsoever, which are subject to the licenses under this Agreement.

1.20                           “Licensor Know How” shall mean and include, with respect to Perifosine and/or Licensed Products, all specifications, results of non-clinical studies and clinical trials, Development Data, technical data and other information relating to the design, formulation, manufacture, production, quality control, Regulatory Approvals, distribution, sale and/or use of Perifosine and/ or Licensed Products in the Field, to which Licensor has rights as of the Effective Date. Where Controlled by Licensor, the Licensor Know How shall extend to know how of Licensor’s Affiliates and Licensor’s Other Licensees relating to Perifosine. Without limiting the generality of the definition set forth in this Section 1.20, the Licensor Know How as of the Effective Date is described in more detail in Exhibit 1.20 hereto.

1.21                          “Licensor’s Other Licensees” shall mean non-Affiliate licensees appointed by Licensor outside the Territory.

1.22                           “Licensor Patent Rights” shall mean Patents Rights, that are Controlled by Licensor as of the Effective Date and/or during the term of this Agreement in the Territory. Without limiting the generality of the definition set forth in this Section 1.22, the Licensor Patent Rights existing as of the Effective Date are listed in more detail in Exhibit 1.22 hereto.

1.23                           “Manufacturing” shall mean to process, prepare, make or have made, manufacture or have manufactured and analyze Perifosine and/or Licensed Products, and shall include without limitation the synthesis of Perifosine and the conversion of Perifosine into Licensed Products, formulation and all subsequent packaging and labeling, quality control, process validations and other testing steps. “Manufacture” and “Manufactured” shall have a corresponding meaning.

1.24                           “Marketing Authorization” shall mean the approval by a Regulatory Authority for  the commercial sale and/or use of a Licensed Product.

1.25                           “Marketing Authorization Application” or “MAA” shall mean the application for Marketing Authorization to be filed with the relevant Regulatory Authority, including any new drug application (NDA) for the Territory, and any other application for Marketing  Authorization to be filed with the MHLW.

1.26                           “MHLW” shall mean Japan’s Ministry of Health, Labor and Welfare and any of its subsidiary agencies or local governments responsible for pharmaceutical matters, or any successor agency having substantially the same function.

1.27                           “MM” shall mean multiple myeloma.

1.28                           “Net Sales” shall mean the amount invoiced by Licensee, its Affiliates, its sublicensees or distributors on account of sales of Licensed Products to Third Parties in the Territory, less the following deductions to the extent actually allowed or specifically allocated to the Licensed Product by the selling party using generally accepted accounting standards:

(i)                          [******************************(1)];

(ii)                       [******************************];

(iii)                    [******************************];

(iv)                   [******************************].

For the avoidance of doubt, for each Licensed Product the Net Sales shall be calculated only once for the first sale of such Licensed Product by either Licensee, its Affiliate, its sublicensee or its distributor, as the case may be, to a Third Party which is neither an Affiliate, sublicensee or distributor of Licensee. A sale of Licensed Products by Licensee, its Affiliate, its sublicensee or its distributor to a wholesaler shall be regarded as the first sale of the Licensed Product for the purpose of calculating Net Sales.

1.29                           “NHI Drug Price” shall mean the price of a pharmaceutical product listed on the drug price of the Japanese National Health Insurance.

(1) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

1.30         “Party” or “Parties” shall mean Licensee or Licensor, or Licensee and Licensor, as the context admits.

1.31         “Patent Rights” shall mean any and all (i) patents, and (ii) patent applications, including without limitation, all provisional applications, divisions, continuations, continuation-in-part applications, divisionals, extensions, substitutions, renewals, confirmations, supplementary protection certificates or equivalent thereof, reexaminations and reissues that are relating to, embodied in, or associated with Perifosine and/or Licensed Products.

1.32         “Perifosine” shall mean Perifosine described in Exhibit 1.32 hereto and any salts of such compound.

1.33         “Regulatory Approvals” shall mean and include all licenses, permits, authorizations including Marketing Authorization and approvals of, and all registrations, filings and other notifications to, any governmental agency or department, necessary or appropriate for the manufacture, production, distribution, marketing, sale and/or use of Perifosine and/or Licensed Products within the Field.

1.34         “Regulatory Authorities” shall mean any national, supra-national, regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity involved in the granting of Regulatory Approvals, including, without limitation, the MHLW.

1.35         “Territory” shall mean and include Japan.

1.36         “Third Indication” shall mean any third indication other than CRC and MM in the Field.

1.37         “Third Party” shall mean any other party that is independent from Licensee and its Affiliates and Licensor and its Affiliates.

1.38         “Trials Product” shall have the meaning set out in Section 9.1.1

1.39         “Valid Claim” shall mean (i) any claim of an issued and unexpired Licensor Patent Right, which has not been held unenforceable or invalid by a court or other governmental agency of competent jurisdiction in a decision that is not appealed or cannot be appealed, and which has not been disclaimed or admitted to be invalid or unenforceable through reissue or otherwise, or (ii) a pending claim in a pending patent application within the Licensor Patent Rights. Notwithstanding the foregoing clause (i), in the event that a pending claim in a pending application does not issue as a valid and enforceable claim in an issued patent within five (5) years after the earliest date from which such patent application claims priority, such a pending claim will not be a Valid Claim, unless and until such pending claim subsequently issues as a valid and enforceable claim in an issued patent, in which case such claim will be reinstated and be deemed to be a Valid Claim as of the date of issuance of such patent.

2.             Grant and Scope of License

2.1           Licensor hereby grants to Licensee, and Licensee hereby accepts an exclusive (even as to Licensor) license as of the Effective Date to use the Licensor Patent Rights and the Licensor Know How to (i) Develop, have Developed, Commercialize, and have Commercialized Perifosine and/or Licensed Products in the Field in the Territory;(ii) worldwide (except for USA, Canada, Mexico and Korea) Manufacture and have Manufactured for the Territory, obtain and import Perifosine and/or Licensed Products for the Territory, subject to the supply provisions under Section 9.3 below; and, (iii) obtain, maintain and hold Regulatory Approvals in the Territory, in accordance with the terms and conditions, and subject to the limitations of this Agreement. [*******************************************(2)]

2.2           Licensee shall be entitled to sublicense all or any of its rights under this Agreement to any Affiliate and, only upon Licensor’s prior written consent which shall not be unreasonably withheld, to any Third Party without any additional participation payment to Licensor. In case Licensee grants sublicenses hereunder, Licensee always shall secure appropriate covenants, obligations and rights from any such sublicensee so as to ensure that such sublicensee is also able to comply with Licensee’s covenants and obligations hereunder to the extent that Licensee shall not be performing such covenants and obligations. Licensee shall provide to Licensor a reasonably redacted copy of the sublicense agreement concluded with such sublicensee. Licensor acknowledges that all and any information provided by Licensee to Licensor under this Section 2.2 will be deemed to be Confidential Information of Licensee and will be subject to the terms of Section 15. For clarity, Licensee may subcontract its task or works under this Agreement to CROs, CMOs, and/or CSOs, and such subcontract shall not be subject to Licensee’s obligation for providing Licensor with the sublicense agreement mentioned above.

2.3           In connection with Licensee’s exclusive rights under Section 2.1, in the case that Licensor and/or its Affiliates wish to use Licensor Patent Rights and/or Licensor Know How for the purpose of carrying out by itself or through a Third Party such as a university, a contract research organization or a non-profit organization (provided that appropriate material transfer agreement with such Third Party is in place) any further non-commercial exploratory work relating to Perifosine inside the Territory, Licensor shall consult and discuss with Licensee on details of such exploratory work including potential participation of Licensee therein and terms and conditions of the material transfer agreement in advance of conducting such exploratory work.

2.4           In furtherance of the rights and licenses granted by Licensor to Licensee under this Agreement, within [***** **** ****] after the Effective Date of this Agreement Licensor shall furnish to Licensee a data package that shall include all of the Licensor Know How. Licensee shall not use any of the Licensor Know How furnished by Licensor under this Section 2.4 for any purpose whatsoever, except as specifically authorized in this Agreement, or as otherwise specifically authorized in writing by Licensor. In the event that Licensee reasonably believes that the Licensor Know How included in the data package furnished by Licensor under this Section 2.4 is incomplete, Licensee shall provide written notice thereof to Licensor, and Licensor

(2) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

shall furnish corrected copies of such Licensor Know How within [***** **** ****(3)] after receipt of Licensee’s written notice hereunder. Licensor shall use Commercially Reasonable Efforts to answer all questions received from Licensee regarding the Licensor Know How as soon as reasonably practicable after receipt.

2.5           Licensor shall execute all documents, give all declarations regarding the licenses granted hereunder and reasonably cooperate with Licensee at the costs of Licensee to the extent such documents, declarations and/or cooperation are required for the recordal or registration of the licenses granted hereunder at the various patent offices in the Territory for the benefit of Licensee.

2.6           Without limiting the generality of Section 2 hereof, Licensee specifically acknowledges and agrees that the license granted to Licensee hereunder shall be only for the Development, Manufacturing and Commercialization  of Perifosine and/or Licensed Products in the Field within the Territory, and subject to any mandatory legal provisions which may apply and Section 9, Licensee shall not Develop, Manufacture, Commercialize Perifosine and/or Licensed Products for any other application or purpose whatsoever, and shall not actively promote, or solicit orders for the sale of the Licensed Products outside of the Territory, without the prior written authorization of Licensor, which Licensor may grant or withhold in its sole discretion.

3.             Licensee’s Obligations

3.1           Licensee shall use, and/or shall cause its Affiliates and/or sublicensees to use Commercially Reasonable Efforts to Develop, Manufacture, and Commercialize the Licensed Products in the Territory for the indications CRC and MM, in order to maximize the Net Sales derived from the Licensed Products throughout the continuance of this Agreement. In particular, Licensee shall use, and/or shall cause its Affiliates and/or sublicensees to use Commercially Reasonable Efforts to:

(i)         Develop the Licensed Products for the indications CRC and MM and for the Territory in accordance with the Development Plan and not terminate or halt such Development, unless there are substantial safety, efficacy, commercial or regulatory reasons for doing so, and full details of such reasons have been notified to Licensor in writing;

(ii)        apply for and obtain all required Regulatory Approvals in the Territory following successful completion of all appropriate clinical trials;

(iii)       make the First Commercial Sale of the Licensed Products in the Territory within [**** *** *****] following the issuance of the NHI Drug Price for the first Licensed Product by Regulatory Authorities in the Territory;

(iv)                   maintain an adequate sales force and provide for relevant staff to manage the pre- and post-launch activities required to market the Licensed Products in the Territory;

(3) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

(v)                      seek to maximize sales of the Licensed Products for the indications CRC and MM  in the Territory; and

(vi)                   [*******************************************(4)].

3.2           Subject to Licensor’s prior written consent which shall not be unreasonably withheld, Licensee, its Affiliates and/or sublicensees may conduct clinical trials outside the Territory for obtaining Regulatory Approvals in the Territory. Without limiting the foregoing, Licensee, its Affiliates and/or sublicensees shall not conduct any clinical trials outside the Territory which are reasonably expected to adversely affect Licensor’s, its Affiliates or Licensor’s Other Licensees’ activities to apply for and obtain Regulatory Approvals outside the Territory.

3.3           Licensee, its Affiliates and/or sublicensees shall be solely responsible for all regulatory filings and submissions for Regulatory Approvals as well as any related regulatory pre-submission and post-submission activities (including, but not limited to, pre-submission meetings, letters of intent, paediatric investigation plans and trademark approval) with respect to of the Licensed Products in the Territory (including, without limitation, obtaining all Regulatory Approvals required to sell the Licensed Products in the Territory) and shall bear all costs in connection with the filing and conduct of the submissions. Following submission, Licensee, its Affiliates and/or sublicensees at its cost, but with support as reasonably necessary from Licensor, will be responsible for all regulatory activities, regulatory reporting and maintenance requirements and medical information services, in each case relating to the Licensed Products in the Territory. Licensee, its Affiliates and/or sublicensees will be the sole interface with and otherwise handle all correspondence, meetings and other interactions with the relevant Regulatory Authorities concerning the Regulatory Approvals of the Licensed Products in the Territory. All Regulatory Approvals in the Territory will be held in the name of Licensee or an Affiliate or sublicensee of Licensee.

3.4           After the First Commercial Sale in the Territory, Licensee shall furnish Licensor with quarterly reports of all of Licensee’s sales of Licensed Products under this Agreement. Each such quarterly report shall (i) be furnished to Licensor within [****** *** *****] after the close of the [******* *******] to which it corresponds; and (ii) state Licensee’s total sales of the Licensed Products by Licensee, its Affiliates and sublicensees in the Territory, during the  [******* *******], the Net Sales derived by Licensee, its Affiliates and sublicensees  from such sales, and the royalties payable by Licensee to Licensor with respect to such Net Sales pursuant to Section 5.4 of this Agreement.

In addition, commencing on the first April 1 following the date of the First Commercial Sale in the Territory, Licensee shall provide Licensor on or before April

(4) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

1 in each Licensee’s fiscal year with an [******* ** *** ********* *********(5)] in the Territory for the current Licensee’s fiscal year.

3.5           If a Regulatory Authority desires to conduct an inspection or audit with regard to the Licensed Product of Licensee’s, its Affiliates’ facility or sublicensee’s facility or facility of the other Third Party under contract with Licensee, its Affiliates or its sublicensees, Licensee shall permit and cooperate with such inspection or audit, and shall cause its Affiliates, its sublicensees or the contracted Third Party to permit and cooperate with such Regulatory Authority and Lisensor during such inspection or audit, provided, however, that such inspection or audit shall not unreasonably interfere with operations at the facility.  Following receipt of the inspection or audit observations of such Regulatory Authority (a copy of which Licensee shall immediately provide to Licensor), Licensee shall, or shall cause its Affiliates, its sublicensees or the contract facility to, prepare the response to any such observations, and provide a copy of such response to Licensor that has been translated into English.  Licensee agrees to, or causes its Affiliates, its sublicensees or the contract facility to, conform its activities under this Agreement to any commitments made in such a response, except to the extent it believes in a good faith that such commitments violate applicable laws and/or regulations.

4.             Licensor’s Obligations

4.1           Licensor shall use, and/or shall cause its Affiliates and/or Licensor’s Other Licensees to use Commercially Reasonable Efforts to Develop, Manufacture and Commercialize the Licensed Products outside the Territory for the indications CRC and MM. In particular, Licensor shall use, and/or shall cause its Affiliates and/or Licensor’s Other Licensees Date to use Commercially Reasonable Efforts to:

(i)            Develop or have Developed the Licensed Products for the indications CRC and MM for outside the Territory and not terminate or halt such Development unless there are substantial safety, efficacy, commercial or regulatory reasons for doing so, and full details of such reasons have been notified to Licensee in writing;

(ii)           promote the distribution of Licensed Products for the indications CRC  and MM and maximize sales of such Licensed Products outside the Territory;

(iii)          maintain stable supply of Perifosine, Trial Products, and/or Licensed Products in semi-finished form (only applicable to Licensor); and

(iv)          apply for and obtain all required Regulatory Approval for Licensed Products for the indications CRC and MM outside the Territory following successful completion of all appropriate clinical trials.

[******************************************]

(5) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

4.2           Licensor shall permit, or cause its Affiliates and/or Third Party manufacturer to permit, on reasonable prior written notice and not more often than [**** ***(6)] every year except where required by applicable laws, Licensee or a Regulatory Authority to inspect the facility of Licensor, Licensor’s Affiliates and/or any Third Party manufacturer under contract with Licensor and/or its Affiliates, provided, however, that such inspection shall not unreasonably interfere with operations at the facility and it being understood by Licensee that Licensor shall have the right to  coordinate any such inspection with Licensor’s Other Licensees. Licensor shall cooperate with Licensee and/or such Regulatory Authority during such inspection or audit.  Following receipt of the inspection or audit observations of such Regulatory Authority (a copy of which Licensor shall immediately provide to Licensee), Licensor shall, or shall cause its Affiliates or Licensor’s Other Licensees or the contracted Third Party to, prepare the response to any such observations, and shall provide a copy of such response to Licensee in English.  Licensor agrees to, or causes its Affiliates or Licensor’s Other Licensees or the contract facility to, conform its activities with regard to the Licensed Product to any commitments made in such a response, except to the extent such commitments violate applicable laws and/or regulations.

5.             Payments and Royalties

5.1           In consideration for the rights and licenses granted by Licensor to Licensee under this Agreement, Licensee shall pay to Licensor the lump sum amount of Six Million EURO (€ 6,000,000) within [******** **** ****] after the Effective Date.

5.2           In addition to the lump sum payment specified in Section 5.1 hereof and as further consideration for the rights and licenses granted by Licensor to Licensee under this Agreement, Licensee shall make the following milestone payments to Licensor:

(i)         upon the first patient enrollment of the first clinical trial conducted by or on behalf of Licensee, its Affiliates or sublicensees regarding Licensed Products:

[*** *******] EURO (€ [*********]); and

(ii)     upon the first submission for Marketing Authorization regarding Licensed Products for CRC in the Territory:

[***** *******] EURO (€ [*********]); and

(iii)       upon the first grant of Marketing Authorization regarding Licensed Products for CRC in the Territory:

[***** *******] EURO (€ [*********]); and

(iv)                   upon the first submission for Marketing Authorization regarding Licensed Products for MM in the Territory:

(6) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

[*** *******(7)] EURO (€ [*********]); and

(v)                      upon the first grant of Marketing Authorization regarding Licensed Products for MM in the Territory:

[**** *******] EURO (€ [*********]); and

(vi) [******************************************]:

[*** *******] EURO (€ [*********]); and

(vii)                [******************************************]:

[***** *******] EURO (€ [*********]); and

(viii)             [******************************************]:

[**** *******] EURO (€ [*********]); and

(ix)                     [******************************************]:

[***** *******] EURO (€ [*********]); and

(x)                        [******************************************]:

[*** *******] EURO (€[**********]).

Licensee shall inform Licensor on the occurrence of a milestone event as soon as possible, however, not later than within [********] ([**]) [****] following the occurrence of such milestone event. Milestone payments under this Section 5.2 are payable within [********] ([**]) [****] after Licensee’s receipt of an invoice issued by Licensor for such milestone payment.

5.3           All fees payable by Licensee to Licensor under Sections 5.1 and 5.2 hereof are non-refundable for any reason whatsoever, including expiration or termination of this Agreement. None of the fees payable by Licensee to Licensor under Sections 5.1and 5.2 may be credited against any of Licensee’s royalty obligations under Section 5.4 hereof.

5.4           As further consideration for the rights and licenses granted by Licensor to Licensee under this Agreement, Licensee shall pay royalties to Licensor equal to [********] percent ([**]%) of Net Sales. Licensor shall issue an invoice for the royalty amount calculated according to the [******* *******] report furnished pursuant to Section 3.4. Full payment of an invoice shall be made by Licensee to Licensor within [********] ([**]) days after receipt of such invoice from Licensor.

(7) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

5.5           In the event that a Licensed Product is sold in the form of a combination-preparation for which Licensee is required to pay a royalty for an active ingredient other than Perifosine to a Third Party (that is not an Affiliate of Licensor), the Net Sales attributable to such combination preparation shall be calculated as follows.

(i)             By multiplying the Net Sales of the combination-preparation by the fraction [*****(8)] where [*] is [*******************************], and [*] is [*** *********************************].

(ii)            In the event that [*******************************] can be determined but [*******************************] cannot be determined, Net Sales for purposes of determining royalty payments shall be calculated by multiplying the Net Sales of the combination-preparation by the fraction [***] where [*] is [*******************************] and [*] is [*******************************].

(iii)           In the event that [****************************************] cannot be determined, the Net Sales of the Licensed Product shall be deemed to be equal to [*****] percent ([**]%) of the Net Sales of the combination-preparation.

The [*************************] for a Licensed Product, other product(s), or combination-preparation shall be calculated once each calendar year and [**** *****] shall be used during all applicable royalty reporting periods for the entire following calendar year.  When determining [**************************] of a Licensed Product, other Product(s) or combination-preparation, the [*** ******** **** *****] shall be calculated by dividing [*** ***** ***] by [*************** ***************************] of the preceding calendar year for the respective Licensed Product, other product(s), or combination-preparation. Any over or under payment due to a different between forecasted and actual [******** ******* **** ******] will be paid or credited in the first royalty payment of the following calendar year.

5.6           Royalty payments pursuant to Section 5.4 shall be made on a Licensed Product-by-Licensed Product basis. Licensee’s obligation to make the royalty payments for a Licensed Product pursuant to Section 5.4 (“Royalty Term”) shall terminate upon the latest of

(i)         the expiration of [*******************************];

(ii)        the expiration of [****************************] covering the Perifosine and/or Licensed Product, [*****************************************]; or

(iii)       [***] ([**]) [*****] after the First Commercial Sale in the Territory, provided that no Generic Product is successfully launched in the Territory in accordance with applicable laws and/or regulations. A successful launch of Generic

(8) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

Products shall be deemed to exist [*******************************(9)] [***********] percent ([**]%) in the Territory. The burden of proof that such [****** *****] is captured lies with [********].

For the avoidance of doubt, Licensee’s obligation to make the milestone payments pursuant to Section 5.2 shall not terminate under this Section 5.6.

5.7           All payments by Licensee to Licensor under this Agreement shall be paid in EURO to the following account:

Æterna Zentaris GmbH

[**********************]

[*******************************]

[***************************]

In the event that any Net Sales calculated by Licensee are received in any currency other than EURO, for purposes of calculating royalties payable by Licensee under Section 5.4 hereof, such Net Sales shall be converted into EURO based upon the rate at which Japan Yen can be sold for EURO at [****** ***** ***] at [*** *** ** *** **** ******** ***] of the [******** ******] in which such Net Sales were calculated by Licensee.

5.8           In the event that any fees payable by Licensee under this Section 5 are not paid to Licensor on or before the due date therefore, as specified herein, the unpaid overdue amount shall bear interest at a rate equal to [********************************* *******************].

5.9           All payments by Licensee to Licensor under this Section 5 shall be paid in full, without deduction for any sales, use, excise, value added or other similar taxes. All payments are exclusive of value added tax, which shall, if applicable, be invoiced separately. In the event that Licensee is required to withhold any taxes on any amount payable to Licensor hereunder, under the applicable laws in the Territory, Licensee shall (i) promptly notify Licensor of such requirement, (ii) pay to the relevant authorities the full amount required to be withheld promptly upon the earlier of determining that withholding is required or receiving notice that such amount has been assessed against Licensee, and (iii) promptly forward to Licensor official tax receipts, or other evidence of payment of such withholding taxes, sufficient to permit Licensor to demonstrate the payment of such withholding taxes, in order to establish Licensor right to a credit for such withholding taxes against Licensor’s German income tax liability. Licensee shall provide Licensor with all assistance reasonably requested by Licensor in connection with any application to any competent tax authorities in the Territory to qualify for the benefit of a reduced rate of withholding taxation under any applicable Double Tax Treaty.

5.10         For the term of this Agreement and at least for a term of [**** *** *****] thereafter, Licensee shall maintain complete and accurate books and records of account, in accordance with generally accepted account principles, of all transactions and other

(9) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

business activities under this Agreement, sufficient to confirm the accuracy of all reports furnished by Licensee to Licensor under Section 3.4 hereof, and all payments by Licensee to Licensor under this Section 5. Upon reasonable written notice to Licensee, during normal business hours and not more than once every calendar year Licensor or a certified public accountant designated by Licensor shall have the right to audit such books and records of account of Licensee and to review the terms of any sublicenses granted by Licensee (provided always that in the case of review by a certified public accountant, the relevant public accountant enters into an appropriate confidentiality agreement with Licensee), in order to confirm the accuracy and completeness of all such reports and all such payments.  [********(10)] shall bear all costs and expenses incurred in connection with any such audit; provided, however, that if any such audit reveals a variance of [***** ***** ****] percent ([***]%) or more between the amount of payments actually due and the amount of payments made to [********] in any Calendar Quarter, then, in addition to paying the full amount of such underpayment, plus accrued interest, [********] shall reimburse [********] all such costs and expenses incurred.

5.11         For the term of this Agreement and for a term of [**** *** *****] thereafter, Licensor shall maintain complete and accurate books and records of account, in accordance with generally accepted account principles, of all transactions and other business activities under this Agreement, sufficient to confirm the accuracy of all reports furnished by Licensor to Licensee. Upon reasonable written notice to Licensor, Licensee or a certified public accountant designated by Licensee shall have the right to audit such books and records of account of Licensor (provided always that in the case of review by a certified public accountant, the relevant public accountant enters into an appropriate confidentiality agreement with Licensor), in order to confirm the accuracy and completeness of all such reports. [********] shall bear all costs and expenses incurred in connection with any such audit; provided, however, that if any such audit reveals a variance of [***** ***** ****] percent ([***]%) or more between the amount of payments actually due and the amount of payments made to [********] in any calendar quarter, then, in addition to paying the full amount of such underpayment, plus accrued interest, [********] shall reimburse [********] all such costs and expenses incurred.

6.             Development Work, Steering Committee

6.1           Licensee shall be responsible for conducting all necessary Development activities in accordance with the Development Plan which will be prepared by Licensee based on the Outline of Development Plan attached as Exhibit 1.12 and provided to Licensor within [****** **** ****] after the Effective Date, in order to obtain the necessary Regulatory Approvals for the Licensed Products in the Territory and to maximize the commercial potential of the Licensed Products. Licensee shall be solely responsible for all costs and expenses incurred by Licensee in conducting, or otherwise in connection with, such Development. Any amendments to the Development Plan require the prior written consent of Licensor which shall not be unreasonably withheld.

(10) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

6.2           The Parties shall form a Steering Committee, which shall be comprised of up to [*** ***(11)] professionally and technically qualified representatives equally appointed by each Party. The meeting of the Steering Committee shall be held at least twice a year. Licensee shall designate the chairman of the Steering Committee who shall be responsible to call the meetings. The meeting place shall be Frankfurt and/or Tokyo alternately but the meetings of the Steering Committee may be held by video or audio conference if the Parties agree to do so. Each Party shall provide the other Party with written notice of its representatives for the Steering Committee within [*** **** ****] after the Effective Date of this Agreement and, thereafter, immediately upon replacement.

6.3           The Parties shall be jointly responsible for directing the activities of the Steering Committee, whose activities shall include but not be limited to (i) the review, modification and/or update of the Development Plan, (ii) the monitoring of the Development inside the Territory and relevant Manufacturing, (iii) the advice and assistance in the resolution of any scientific or technical difficulties in performing the Development and Manufacturing, (iv) the facilitation of the exchange of regulatory information and the monitoring and co-ordination of all regulatory actions, communications, filings and submissions, and (v) the advice on intellectual property strategies. Licensor shall keep accurate and complete minutes of the Steering Committee meetings and shall circulate such minutes in English to Licensee within [*** **** ****] after each meeting, and the  Parties shall agree on the minutes of such meeting as soon as practicable. All records of the Steering Committee shall be available at all times to each Party. Each Party bears its own costs in connection with the work of the Steering Committee.

6.4           Each Party has only one (1) vote. All decisions of the Steering Committee shall be made in good faith in the best interest of this Agreement and the Parties shall use Commercially Reasonable Efforts to take decisions unanimously. In the event that the Steering Committee is unable to agree on any matter relating to the Development inside the Territory after good faith attempts to resolve such disagreement in a commercially reasonable fashion, then the chairman of the Steering Committee shall have the final deciding vote. Licensor shall have the final deciding vote for all matters relating to the Development and/or Manufacture outside the Territory.

6.5           Each Party shall keep the other Party informed of all activities performed by each Party in connection with the Development, Manufacturing and Commercialization of Perifosine and/or Licensed Products through the Steering Committee and shall make available to the other Party copies of all Development Data. On reasonable prior written notice of Licensee and not more often than once every year, Licensor shall arrange a meeting between Licensor, Licensee, Licensor’s Affiliates and Licensor’s Other Licensees to discuss the Development, including the Development outside the Territory. Such meetings shall not serve the purpose to exchange or discuss any commercial information.

(11) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

7.             Use of Development Data

7.1           Subject to Section 7.2 below, each Party will disclose to the other Party all Development Data, which it generates or which is generated by, in Licensor’s case, its Affiliates and/or Licensor’s Other Licensees and, in Licensee’s case, its sublicensees and Affiliates during the continuance of this Agreement. All Development Data disclosed by a Party to the other under this Agreement shall be deemed as Confidential Information of the disclosing Party. Each Party shall be entitled to disclose such Development Data to, in Licensor’s case, its Affiliates and/or Licensor’s Other Licensees and, in Licensee’s case, its sublicensees and Affiliates. Licensee shall ensure that its sublicensees and Affiliates agree to (i) permit Licensee to disclose their Development Data to Licensor, Licensor’s Affiliates and Licensor’s Other Licensees and (ii) keep confidential all Development Data disclosed to them pursuant to this Section 7.1. Licensor shall ensure that its Affiliates and Licensor’s Other Licensees agree to (i) permit Licensor to disclose their Development Data to Licensee, Licensee’s Affiliates and sublicensees and (ii) keep confidential all Development Data disclosed to them pursuant to this Section 7.1.

7.2           Each Party, Affiliates, licensees and sublicensees (as the case may be) shall be entitled to use and access to the Development Data disclosed to it pursuant to Section 7.1, including raw data and records thereof, for the Development, Manufacture and Commercialization of Perifosine and/or Licensed Products in accordance with the terms of this Agreement [**** ** ******(12)]. Furthermore, each Party shall maintain, and/or shall instruct its Affiliate, licensees and/or sublicensees (as the case may be) to maintain complete, current and accurate records of all work conducted by each Party, Affiliate, licensees and/or sublicensees under the Development and Manufacturing including raw data, resulting from such work, in accordance with the applicable laws and/or regulations appropriately until the expiration of a regulatory exclusivity for a respective Licensed Product, and upon requested by either Party, the Parties shall discuss further maintenance of such records in good faith .

8.             Improvements

8.1           Licensee hereby acknowledges that Licensor owns all Improvements developed by Licensor and Licensee shall acquire no rights, title or interest whatsoever in or to any such Improvements, except as specifically provided herein.

8.2           In the event that, during the continuance of this Agreement, Licensor, its Affiliates or Licensor’s Other Licensees develop any Improvements with respect to Perifosine and/or Licensed Products in the Field, Licensor shall furnish Licensee with timely written notice of such Improvements, and shall furnish Licensee with a data package which, in Licensor’s reasonable opinion, contains all information, know how and other data as Licensee will require in order to implement such Improvements. Licensor shall, and hereby does, grant Licensee an exclusive, perpetual, royalty-free  license, with the right to sublicense to Licensee’s Affiliates and sublicensees, to use all Improvements and all information, know how and other data pertaining to all

(12) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

Improvements furnished by Licensor to Licensee hereunder as well as any patents and/or patent applications covering such Improvements for the purpose of Developing, Manufacturing and Commercializing, Perifosine and/or Licensed Products in the Field and in the Territory, and subject to the limitations as provided for in Section 2 above. [***************************************************(13)]

8.3           Licensor hereby acknowledges that Licensee owns all Improvements developed by Licensee and Licensor shall acquire no rights, title or interest whatsoever in or to any such Improvements, except as specifically provided herein.

8.4           In the event that, during the continuance of this Agreement, Licensee, its Affiliates or Licensee’s sublicensees develop any Improvements with respect to Perifosine and/or Licensed Products in the Field, Licensee shall furnish Licensor with timely written notice of such Improvements, and shall furnish Licensor with a data package which, in Licensee’s reasonable opinion, contains all information, know how and other data as Licensor will require in order to implement such Improvements. Licensee shall, and hereby does, grant Licensor a perpetual, royalty-free license, with the right to sublicense to Licensor’s Affiliates and Licensor’s Other Licensees, to use all Improvements and all information, know how and other data pertaining to all Improvements furnished by Licensee to Licensor hereunder as well as any patents and/or patent applications covering such Improvements for the purpose of Developing, Manufacturing and Commercializing Perifosine and/or Licensed Products in the Field outside the Territory. For clarity, the license shall also cover the sublicensable right of Licensor to use the Improvements for the purpose of Developing, Manufacturing and Commercializing Perifosine and/or Licensed Products outside the Field in the Territory and outside the Field outside the Territory. The license is granted on an exclusive basis for any Improvement which is non-severable from the Licensor Patents and/or the Licensor Know How, and on a non-exclusive basis for all other Improvements.

8.5           Licensee shall be responsible for timely prosecuting any patent applications and maintaining any patents relating to Improvements developed by Licensee, and keep Licensor informed of the filings, prosecution, and maintenance thereof reasonably in advance of any relevant actions and deadlines and take reasonable account of all comments received from Licensor in relation to prosecution of any such patent applications and maintenance of any such patents and any actions, which require to be taken in relation thereto. The Parties agree that Licensee may apply for worldwide patent protection in relation to its Improvements. In order to ensure freedom to operate, Licensee undertakes, however, not to use any such patent and not to assert any patent claim against Licensor, Licensor’s Affiliates and/or Licensor’s Other Licensees. This covenant not to sue shall survive expiration or termination of this Agreement for whatsoever reason. In the event that Licensee elects not to continue prosecuting any patent applications or maintaining any patents relating to Improvements developed by Licensee, Licensee shall give to Licensor, if possible,

(13) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

[***** **** ****(14)], but in any event not less than [****** **** ****], written notice before any relevant deadline relating to or any public disclosure of such patent application or patent outside the Territory. Upon receipt of a notice from Licensee indicating that it intends to cease prosecuting or maintaining any such patent right, Licensor shall have the right to continue, at its own expense, prosecution or maintenance (as the case may be) of such patent right outside of the Territory, and Licensee shall at the request and cost of Licensor do all such acts and execute all such documents as may be necessary to assist Licensor with the prosecution and maintenance of the patent rights.

8.6           Licensor shall be responsible for timely prosecuting any patent applications and maintaining any patents with protection extending to the Territory relating to Improvements developed by Licensor, and keep Licensee informed of the filings, prosecution, and maintenance thereof reasonably in advance of any relevant actions and deadlines and take reasonable account of all comments received from Licensee in relation to prosecution of any such patent applications and maintenance of any such patents and any actions, which require to be taken in relation thereto.  In the event that Licensor elects not to continue prosecuting any patent applications or maintaining any patents relating to Improvements developed by Licensor and extending protection within the Territory, Licensor shall give to Licensee, if possible, [***** **** ****], but in any event not less than [****** **** ****], written notice before any relevant deadline relating to or any public disclosure of such patent application or patent in the Territory. Upon receipt of a notice from Licensee indicating that it intends to cease prosecuting or maintaining any such patent right, Licensee shall have the right to continue, at its own expense, prosecution or maintenance (as the case may be) of such patent right in the Territory, and Licensor shall at the request and cost of Licensee do all such acts and execute all such documents as may be necessary to assist Licensee with the prosecution and maintenance of the patent rights.

8.7           Each Party shall be entitled to disclose all Improvements disclosed to it by the other Party during the period of this Agreement to, in Licensor’s case, its Affiliates and Licensor’s Other Licensees and, in Licensee’s case, its Affiliates and sublicensees. Licensee shall ensure that its sublicensees and Affiliates agree to (i) permit Licensee to disclose their Improvements to Licensor, Licensor’s Affiliates and Licensor’s Other Licensees and (ii) keep confidential all Improvements disclosed to them pursuant to this Section 8.7. Licensor shall ensure that its Affiliates and Licensor’s Other Licensees agree to (i) permit Licensor to disclose their Improvements to Licensee, Licensee’s Affiliates and sublicensees and (ii) keep confidential all Improvements disclosed to them pursuant to this Section 8.7.

9.             Supply of Perifosine

9.1          Clinical Supply

9.1.1        Licensor shall supply or have supplied Licensee with the quantities of Perifosine and/or Licensed Product in semi-finished form as required and used by Licensee for

(14) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

non-clinical and clinical trials or compassionate use (“Trials Product”). Licensee shall submit to Licensor a purchase order for Trials Product at least [***** *** ******(15)] prior to the desired delivery date, and each purchase order shall include the quantity of Trials Product ordered, delivery date, and the destination where to deliver Trials Product. Each shipment of the Trials Products will be accompanied, as required by a certificate of compliance and other documents required by applicable laws. The purchase price to be paid by Licensee for Trials Product shall be [*************************************]. Payment of the purchase price shall be made within [***** **** ****] after the date of Licensor’s invoice. The Trials Products supplied to Licensee by Licensor shall conform to the agreed specifications, quality requirements, applicable laws and/or regulations for Manufacturing including but not limited to GMP, and further details regarding such supply and terms and conditions shall be agreed and defined in separate supply agreement and quality agreement for the Trials Products to be executed between the Parties pursuant to Section 9.1.2 below.

9.1.2        In due time before the first supply of Trials Product from Licensor to Licensee under this Section 9.1 the Parties shall enter into a supply agreement for the Trials Product and a quality agreement for the supply of Trials Products.

9.2          Commercial Supply

Licensor shall supply Licensee, its designated Affiliates or sublicensees with their entire requirements of Licensed Products in semi-finished form for Commercialization, including compassionate use, in accordance with a separate commercial supply agreement to be concluded between the Parties. The Licensed Products for Commercialization supplied to Licensee by Licensor shall conform to the agreed specifications, quality requirements, applicable laws and regulations for Manufacturing including but not limited to GMP. Licensor and Licensee shall discuss the terms and conditions of a commercial supply agreement and a quality agreement in good faith discussions in due time before Licensee’s first submission for Regulatory Approval in the Territory. The purchase price to be paid by Licensee for Licensed Products for Commercialization shall be [*********************************** *********].

9.3          Technology Transfer

In the event Licensor is likely to be unable to deliver the ordered Licensed Products or Perifosine within the time periods agreed between the Parties in the commercial supply agreement, Licensor shall seek alternative manufacturers to supply such Licensed Products or Perifosine to Licensee. In addition, Licensee is entitled to either manufacture the Licensed Products and/or Perifosine itself or to have Manufactured them by a Third Party, provided, however, that such Manufacturing does not take place in USA, Canada, Mexico and/or Korea. Licensor shall make available to Licensee any documentation necessary for such Manufacturing. The Parties agree that such license granted under this Section 9.3 is non-exclusive, non-transferable and

(15) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

non-sublicensable and shall terminate if Licensor has regained the ability to supply the respective Licensed Products and/or Perifosine.

9.4         Drug Master Files

Licensor shall, [** *** ******(16)], file or have filed DMFs (Drug Master Files) regarding the Perifosine and Licensed Products with the Regulatory Authorities in the Territory, and Licensee shall cooperate with Licensor regarding such filing of DMFs, and shall cause its Affiliates, its sublicensees or the contract facility to permit and cooperate with such filing of DMFs.

10.          Licensor Patent Rights

10.1         Licensee hereby acknowledges that Licensor owns or Controls all of Licensor Patent Rights and Licensee shall acquire no rights, title or interest whatsoever in or to any of Licensor Patent Rights, except as specifically provided in this Agreement. Without limiting the generality of this Section 10.1, Licensee shall not utilize any Licensor Patent Rights for any purpose whatsoever, except as specifically authorized in this Agreement. Licensee shall not register, or attempt to register, any of Licensor Patent Rights, or otherwise assert any ownership rights with respect to any of Licensor Patent Rights.

10.2         During the term of this Agreement, Licensor shall be responsible for prosecuting the patent applications comprised within the Licensor Patent Rights and for maintaining the patents comprised within the Licensor Patent Rights. Licensee shall at Licensor’s request shall provide Licensor with such assistance, as Licensor shall reasonably request in order to protect, perfect, maintain and prosecute Licensor’s rights, title and interests in and to all of Licensor Patent Rights in the Field within the Territory. Licensor shall bear the costs incurred by Licensor in relation to prosecution of the patent applications comprised within Licensor Patent Rights and in relation to maintenance of the patents comprised within Licensor Patent Rights, which relate exclusively to the Licensed Products in the Territory.

10.3         Licensor shall keep Licensee reasonably informed and shall consult with Licensee on an ongoing basis regarding prosecution of the patent applications and maintenance of the patents comprised within the Licensor Patent Rights and any actions which require to be taken in relation thereto. Licensee shall furnish Licensor with at least [****** **** ****] written notice prior to the First Commercial Sale of any of the Licensed Products in the Territory, in order to permit Licensor to take such action as Licensor, in its sole discretion, determines to be necessary or appropriate to protect and perfect Licensor’s rights, title and interests in and to all of Licensor Patent Rights in the Territory.

10.4         In the event that Licensor elects not to continue prosecuting or maintaining any of the Licensor Patent Rights, Licensor shall give to Licensee, if possible, [***** **** ****], written notice before any relevant deadline relating to or any public disclosure

(16) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

of the relevant Licensor Patent Rights. Upon receipt of a notice from Licensor indicating that it intends to cease prosecuting or maintaining any of the Licensor Patent Rights, Licensee shall have the right to continue, at its own expense, prosecution or maintenance (as the case may be) of the relevant Licensor Patent Rights and Licensor shall at the request and cost of Licensee do all such acts and execute all such documents as may be necessary to (i) transfer title to the relevant Licensor Patent Rights to Licensee and (ii) assist Licensee with the prosecution and maintenance of the relevant Licensor Patent Rights until such times as Licensee’s title as proprietor of the relevant Licensor Patent Rights has been registered at all of the appropriate patent offices.

10.5         Each Party shall furnish the other with timely written notice of any and all infringements and other unauthorized uses by any other person, firm, corporation or other entity of any of Licensor Patent Rights that come to its attention during the continuance of this Agreement. Licensor shall be responsible for taking all actions, in the courts, administrative agencies, or otherwise, including a settlement, to prevent or enjoin any and all such infringements and other unauthorized uses of Licensor Patent Rights in the Territory, and Licensee shall take no action with respect to any such infringement or unauthorized use of Licensor Patent Rights, without the prior written authorization of Licensor; provided, however, that Licensee shall provide at the request and cost of Licensor such assistance as Licensor shall reasonably request in connection with any action to prevent or enjoin any such infringement or unauthorized use of any of Licensor Patent Rights in the Territory. In the event Licensor elects to bring such action, Licensor shall use Commercially Reasonable Efforts to obtain a discontinuance of the infringements, Licensor, shall, however, incur no liability to Licensee as a result or consequence of such litigation. In the event Licensor is unable or unwilling to sue the alleged infringer within [***** *** ******(17)] after the date of notice of such infringement, and in the event Licensee requires immediate injunctive relief for breach of its exclusive license and Licensor, after being informed by Licensee of the breach and the proposed action, is unable or unwilling to take such immediate action, Licensee may, but shall not be required to take such action as Licensee may deem appropriate to prevent or enjoin the alleged infringement or threatened infringement of a Licensor Patent Right. In such event, Licensee shall act at its own expense, and Licensor shall co-operate reasonably with Licensee, at the expense of Licensee, and agree to be named as a nominal party. Any recovery obtained as a result of any proceeding against a Third Party infringer in the Territory shall be allocated as follows:

(i)     the recovery shall first be used to reimburse each Party for all litigation costs in connection with such litigation paid by that Party.

Except as otherwise agreed to by the Parties as part of a cost-sharing arrangement, the recovery remaining after payment of the amount specified in clause (i) above shall

(17) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

first be used to reimburse [********** *****(18)] and then each Party shall receive [*****]percent ([**]%) of any recovery remaining after such reimburse payment to Licensee above.  Any recovery realized by Licensee as a result of such litigation, after reimbursement of the Parties’ litigation expenses, shall, to the extent attributable to lost sales or lost profits with respect to Licensed Products, be treated as Net Sales for purpose of this Agreement.

11.          Infringement and Third Party Licenses

11.1         If the Developing, Manufacturing or Commercializing of Perifosine and/or any Licensed Products is alleged by a Third Party to infringe a Third Party’s Patent Rights in the Territory, the Party becoming aware of such allegation shall promptly notify the other Party. Additionally, if either Party determines that, based upon the review of a Third Party’s Patent Rights, it may be desirable to obtain a license from such Third Party with respect thereto, such Party shall promptly notify the other Party of such determination and discuss the necessity to obtain such Third Party’s license.

11.2         If a Third Party sues Licensee or any of Licensee’s Affiliates, sublicensees or  distributors alleging that the sued Party’s practice of a right granted by Licensor to Licensee hereunder through the Development, Manufacturing, Commercialization of Perifosine and/or any Licensed Products pursuant to this Agreement infringes or will infringe said Third Party’s intellectual property, then, upon the sued Party’s request and in connection with the sued Party’s defense of any such Third Party infringement suit, Licensor shall provide reasonable assistance to the sued Party for such defense.

11.3         In the event the Parties agree that it is necessary for Licensee to seek or exercise a license from a Third Party as there is a reasonable likelihood that the practice of the Licensor Patent Rights and Licensor Know How granted to Licensee hereunder would infringe such Third Party’s intellectual property rights, Licensor shall have the first right to reasonably negotiate such license on behalf of Licensee for the Territory. Whichever Party negotiates such Third Party license shall keep the other Party informed and shall provide any assistance reasonably requested. In the event the Parties agree that such Third Party license is necessary or if such infringement of Third Party intellectual property rights is finally adjudicated in a law suit performed in accordance with this Section 11, [****] of any consideration actually paid to such Third Parties by Licensee for such exercise, shall be creditable against the royalty payments due to Licensor hereunder, provided that such credit shall not exceed in any [******** *******], [****] of actually amounts payable to Licensor during such [******** *******].

12.          Joint Patent Rights to Joint Results

12.1         All Inventions created, generated, conceived, made, developed, or reduced to practice jointly by Licensee and Licensor (including their Affiliates) during the continuance of this Agreement shall be the joint property of Licensee and Licensor each of whom

(18) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

shall have a one-half pro indiviso share. Neither Party shall assign or transfer their respective shares in any such jointly owned Inventions or in any patent applications filed therefore or in any patent granted in respect of any such jointly owned Inventions (all together the “Joint Patent Rights”) to any Third Party without the other Party’s prior written consent.

12.2         The Parties will decide on a case-by-case basis which Party will have the responsibility for handling the filing, prosecution and maintenance of any Joint Patent Rights. Unless agreed otherwise, the Parties will equally bear the costs of such filing, prosecution and maintenance of Joint Patent Rights. In making such a decision, the principles observed by the Parties will be the relative contributions of each Party to the joint Invention, the standards and customs in the industry and expected efficiency in patenting procedures.

12.3         Joint Patent Rights shall be filed in the name of both Parties and each Party shall procure that its respective inventors assign all of their rights and interests to such Joint Patent Rights to both Parties. Each Party shall be free to use and exploit the Joint Patent Rights for any purpose whatsoever, and neither Party shall grant licenses of the Joint Patent Rights to any Third Party without the other Party’s prior written consent and on terms and conditions to be agreed with the other Party acting reasonably ; provided however, that this in no way limits the exclusivity of the license granted to Licensee under this Agreement.

12.4         In each case, whichever Party files, prosecutes, and maintains the Joint Patent Rights (“Prosecuting Party”) shall keep the other Party informed of the filings, prosecution, and maintenance reasonably in advance of any relevant actions and deadlines to allow for review and consultation. In the event that the Prosecuting Party elects not to continue prosecuting or maintaining any of the Joint Patent Rights, the Prosecuting Party shall give to the other Party, if possible, [***** **** ****(19)], written notice before any relevant deadline relating to or any public disclosure of the relevant Joint Patent Rights. Upon receipt of a notice from the Prosecuting Party indicating that it intends to cease prosecuting or maintaining any of the Joint Patent Rights, the other Party shall have the right to continue, at its own expense, prosecution or maintenance (as the case may be) of the relevant patent rights and to request the assignment of such right. The Prosecuting Party shall at the request and cost of the other Party do all such acts and execute all such documents as may be necessary to assist the other Party with the prosecution or maintenance of such patent right as well as with the assignment and transfer of such patent right to the other Party.

13.          Trademarks

13.1         Licensee will select and own the trademarks for Commercializing the Licensed Products in the Territory. Licensee shall have the sole responsibility for the selection, filing, maintenance and protection of such trademarks. All expenses for (i) registration of such trademarks, and (ii) bringing, maintaining and prosecuting any action to

(19) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

protect or defend such trademarks will be borne by Licensee and Licensee will retain all recoveries therefrom. Upon termination of this Agreement, Licensee will continue to have unrestricted ownership of such trademarks in the Territory, subject only to Section 19.5(iii) below.

13.2         Licensee may elect to conclude direct license agreements with Licensor and/or any of Licensor’s Other Licensees to use such Licensor’s Other Licensee’s trademarks for promoting, marketing and selling the Licensed Products in the Territory.

13.3         In the case Licensee wishes to use a trademark used by Licensor’s Other Licensee for Commercialization outside the Territory, Licensor shall give Licensee assistance and support for Licensee’s contact, discussion and negotiation with Licensor’s Other Licensee regarding Licensee’s use of such trademark of Licensor’s Other Licensees.

14.          Exchange of Safety Information

14.1         The Parties shall keep each other informed on all reports including publications of adverse events coming to either Party’s knowledge with regard to Perifosine and/or Licensed Products, regardless of the origin of such reports, in accordance with a separate pharmacovigilance agreement for the operation by each Party of a pharmacovigilance system and the exchange of safety and pharmacovigilance data to be concluded in due time between the Parties prior to Licensee’s initiation of any clinical activities for the Licensed Product in the Territory.

14.2         Licensee, its Affiliates and/or sublicensees shall be solely responsible for adverse events reports, literature review and associated reports, adverse drug experience follow-up reports, preparation and submission of all safety reports to the Regulatory Authorities in the Territory as required, maintaining a safety database in the Field in the Territory, all interactions with Regulatory Authorities in the Territory, periodic submissions, risk management, safety monitoring and detection and safety measures with regard to the Perifosine and/or Licensed Products in the Field in the Territory. Licensor, its Affiliate and/or Licensor’s Other Licensees shall be solely responsible for adverse events reports, literature review and associated reports, adverse drug experience follow-up reports, preparation and submission of all safety reports to the Regulatory Authorities outside the Territory, maintaining local safety databases, all interactions with Regulatory Authorities outside the Territory,  periodic submissions, risk management, safety monitoring and detection and safety measures with regard to the Perifosine and/or Licensed Products in the Field outside the Territory.

15.          Confidentiality Information

15.1         All Confidential Information disclosed, revealed or otherwise made available by one Party (“Disclosing Party”) to the other Party (“Receiving Party”) under, or as a result of, this Agreement is furnished to the Receiving Party solely to permit the Receiving Party to exercise its rights, and perform its obligations, under this Agreement. The Receiving Party shall not use any of the Disclosing Party’s Confidential Information for any other purpose, and shall not disclose, reveal or otherwise make any of the Disclosing Party’s Confidential Information available to any other person, firm, corporation or other entity, without the prior written authorization of the Disclosing Party.

15.2                        In furtherance of the Receiving Party’s obligations under Section 15.1 hereof, the Receiving Party shall take all appropriate steps, and shall implement all appropriate safeguards, to prevent the unauthorized use or disclosure of any of the Disclosing Party’s Confidential Information. Without limiting the generality of this Section 15.2, the Receiving Party shall disclose any of the Disclosing Party’s Confidential Information only to those of its officers, employees, licensees, sublicensees, potential sublicensees, consultants and financial investors that have a need to know the Disclosing Party’s Confidential Information, in order for the Receiving Party to exercise its rights and perform its obligations under this Agreement, and only if such officers, employees, licensees, sublicensees, potential sublicensees, consultants and financial investors have executed appropriate non-disclosure agreements containing substantially similar terms regarding confidentiality as those set out in this Agreement or are otherwise bound by obligations of confidentiality effectively prohibiting the unauthorized use or disclosure of the Disclosing Party’s Confidential Information. The Receiving Party shall furnish the Disclosing Party with immediate written notice of any unauthorized use or disclosure of any of the Disclosing Party’s Confidential Information by any officer, employee, licensee or sublicensee of the Receiving Party, and shall take all actions that the Disclosing Party reasonably requests in order to prevent any further unauthorized use or disclosure of the Disclosing Party’s Confidential Information.

15.3                        The Receiving Party’s obligations under Sections 15.1 and 15.2 hereof shall not apply to the extent that the Receiving Party can prove by written evidence that any of the Disclosing Party’s Confidential Information:

(i)                          passes into the public domain, or becomes generally available to the public through no fault of the Receiving Party;

(ii)                      was known to the Receiving Party prior to disclosure hereunder by the Disclosing Party;

(iii)                   is disclosed, revealed or otherwise made available to the Receiving Party by a Third Party that is under no obligation of non-disclosure and/or non-use to the Disclosing Party; or

(iv)                  is required to be disclosed under applicable laws and/or regulations, or in connection with any application by the Receiving Party for any Regulatory Approvals; provided, however, that the Receiving Party shall furnish the Disclosing Party’s with as much prior written notice of such disclosure requirement as reasonably practicable, so as to permit the Disclosing Party, in its sole discretion, to take appropriate action, including seeking a protective order, in order to prevent the Disclosing Party’s Confidential Information from passing into the public domain or becoming generally available to the public.

15.4                         Subject to Section 19, upon expiration or termination of this Agreement for any reason whatsoever, the Receiving Party shall return to the Disclosing Party, or destroy, as the Disclosing Party shall specify in writing, all copies of all documents and other materials that contain or embody any of the Disclosing Party’s Confidential Information, except to the extent that the Receiving Party is required by applicable laws and/or regulations to retain such documents and materials and except to the extent the Receiving Party is permitted to use such Confidential Information even after the termination pursuant to the terms of this Agreement. Within [****** **** ****(20)] after the date of expiration or termination of this Agreement, the Receiving Party shall furnish the Disclosing Party with a certificate, duly executed by an officer of the Receiving Party, confirming that the Receiving Party has complied with its obligations under this Section 15.4.

15.5                           All of the Receiving Party’s obligations under Sections 15.1 and 15.2 hereof, with respect to the protection of the Disclosing Party’s Confidential Information, shall survive for [*** **** *****] after any  expiration or termination of this Agreement for any reason whatsoever , except as set out in Section 19.6 below.

15.6                         The Parties recognize the desirability of publishing and publicly disclosing the results of Development provided such publications are subject to reasonable controls to protect Confidential Information. Accordingly, subject coordination through designated representatives of each Party, each Party may publicly disclose the results of its Development involving Perifosine and/or Licensed Products in a manner consistent with best industry practices, subject to prior review and comment by the other Party.  If a Party intends to publish an article in a scientific or medical journal or to make a presentation of the results of its Development involving any Perifosine or Licensed Products, such Party shall provide the other Party (through its designated representatives) with the proposed abstract or manuscript of such publication or presentation at least [** *****] prior to submitting to a publisher or initiating any other disclosure.  The Party receiving such proposed publication or presentation shall respond promptly through its designated representative, and in any event no later than [****** **** ****] after receipt of such proposed publication or presentation, or such shorter period as may be required by the publication, with any comments thereto.  Each Party will give due regard to comments furnished by the other Party and such comments shall not be unreasonably rejected. The publishing Party shall comply with the other Party’s request to delete references to the other Party’s Confidential Information in any such material. In the event that the non-publishing Party reasonably disagrees with the publishing Party’s rejection of its comments, the Parties shall promptly refer such issue for resolution to the Steering Committee; provided that if following such referral the Parties still fail to agree within a reasonable period of time, the publishing Party shall have the final say with respect to such publication or presentation. In addition, the publishing Party shall, at the other Party’s request, delay such publication for a reasonable period (not to exceed [***** **** ****]) to permit filings for patent protection or to otherwise address issues of Confidential Information or related competitive harm.  Each Party shall be responsible to assure that its Affiliates agree to equivalent undertakings in favor of the other Party.  Notwithstanding anything to the contrary herein, each Party shall be entitled to publish the results of Development in any clinical study database maintained by or on behalf of a Party in accordance with applicable laws and/or regulations, or best

(20) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

industry practices, and may publish such results to the extent required by applicable laws and/or regulations, provided such publications are subject to reasonable controls to protect Confidential Information.

16.                             Warranties and Liabilities

16.1                         Each of Licensor and Licensee hereby represents, warrants and covenants to the other Party hereto as follows:

(i)                         it is a corporation or entire duly organized and validity existing under the laws of the state or other jurisdiction of its incorporation or formation;

(ii)                      the execution, delivery and performance of this Agreement by such Party has been duly authorized by all requisite corporate action and dose not require any shareholder action or approval;

(iii)                   it has the power and authority to execute and deliver this Agreement and to perform its obligation hereunder; and

(iv)                  it shall at all times comply with all material applicable laws and/or regulations.

16.2                           Licensor warrants and represents that

(i)                         it owns the entire right, title and interest in, or Controls, the Licensor Patent Rights listed in Exhibit 1.22 hereto;

(ii)                      it has the right to enter into this Agreement and to grant the licenses contained herein;

(iii)                   it has no present knowledge from which it can be inferred that Licensor Patent Rights are invalid or that their exercise would infringe patent rights of Third Parties;

(iv)                  it has no present knowledge from which it can be inferred that the Licensor Know How has been disclosed to Third Parties not bound by confidentiality agreements.

(v)                     to its present knowledge no Third Party has any right, title or interest in or to any of the Licensor Patent Rights and/or Licensor Know How licensed hereunder in the Field and in the Territory;

(vi)                  it Controls all Development Data which is generated by Licensor, its Affiliates and/or Licensor’s Other Licensees;

(vii)               to its present knowledge on the Effective Date, all data and information that Licensor has disclosed to Licensee through Licensee’s due diligence for this Agreement is accurate in all material aspects; and

(viii)    to its present knowledge, there are no safety or efficacy issues involving Perifosine or Licensed Products in the Field and outside the Territory, which materially adversely affect Licensee’s interests in entering into this Agreement or  the potentialities of the Development, Manufacturing or Commercialization of the Licensed Products in the Field and in the Territory.

16.3                        Other than as stated in Sections 16.1and 16.2, Licensor makes no representation or warranty and specifically disclaims any guarantee that the Development and Manufacturing of Perifosine and/or Licensed Products will be successful, in whole or in part, or that the Licensor Patent Rights and Licensor Know How will be suitable for Commercialization. Other than as stated in Sections 16.1and 16.2, Licensor expressly disclaims any warranties or conditions, express, implied, statutory or otherwise with respect to Licensor Patent Rights and Licensor Know How, including without limitation, any warranty or merchantability of fitness for a particular purpose or non-infringement.

16.4                        Except in case of willful misconduct or gross negligence, both Parties shall not be liable to the other Party for any indirect, punitive or consequential damages or loss of profits, whether based on contract or tort, or arising under applicable laws and/or regulations or otherwise, except to the extent otherwise provided in the supply agreements to be concluded between the Parties pursuant to Sections 9.1.2 and 9.2. Licensor’s total liability under this Agreement except for product liability of Licensor in relation to the supply pursuant to Section 9.1.2 and 9.2 shall in no event exceed [*******************************************(21)].

17.                            Indemnification and Insurance

17.1                        Licensor shall defend, indemnify and hold Licensee harmless against any Third Party claims, suits, actions, proceedings, losses, liabilities, damages, costs and expenses (collectively “Claims and Liabilities”) arising from, related to, or attributable to:

(i)         any breach of any of Licensor’s representations, warranties or covenants set forth in this Agreement; and

(ii)        any other negligent, willful or intentionally wrongful act, error or omission on the part of Licensor, or any officer, director, employee, agent or representative of Licensor.

Licensor’s indemnification obligation under this Section 17.1 shall be subject to each of the following conditions:

(i)         Licensee shall furnish Licensor with written notice of any such Claims and Liabilities within [****** **** ****] of the date on which Licensee receives notice thereof;

(21) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

(ii)        subject to Licensor confirming in writing that the indemnity will apply to the relevant Claims and Liabilities, Licensor shall be solely responsible for the investigation, defense, settlement and discharge of such Claims and Liabilities; and

(iii)       Licensee shall furnish Licensor with all assistance reasonably requested by Licensor in connection with the investigation, defense, settlement and discharge of such Claims and Liabilities.

Licensee’s failure to comply with its obligations pursuant to this Section 17.1 shall not constitute a breach of this Agreement or relieve Licensor of its indemnification obligations pursuant to this Section 17.1, except to the extent, if any, that Licensor defense of the effective claim, action or proceeding actually was materially impaired thereby.

17.2                        Subject to Section 16.2 (iii), Licensor’s obligations under Sections 17.1 hereof shall not apply to any allegations of infringement of the intellectual property rights of Third Party that would not have arisen but for:

(i)         Licensee’s use of Licensor Patent Rights and/or Licensor Know How in violation of the terms and conditions of this Agreement;

(ii)        any modification, adaptation or application of Licensor Know How made by Licensee without the prior authorization of Licensor; or

(iii)       any combination of the Licensed Products with any other products, compounds or materials but only if the allegation of infringement does not relate to Perifosine.

17.3                        Licensee shall defend, indemnify and hold Licensor harmless against any and all Claims and Liabilities arising from, related to, or attributable to:

(i)        any claim by any Third Party with respect to any of the Licensed Products Developed, Manufactured, Commercialized or otherwise used by Licensee, regardless of whether such claim is based on contract, breach of warranty, any form of tort, strict liability, or otherwise (except to the extent such claim is solely based on Licensor Patent Rights,  Licensor Know How or  Licensor’s Improvements used in accordance with this Agreement);

(ii)       any allegation that any of the Licensed Products Developed, Manufactured, Commercialized or otherwise used by Licensee fail to conform with the requirements of any applicable laws and/or regulations or any applicable Regulatory Approvals, including, but not limited to, the failure by Licensee to obtain any required Regulatory Approvals for the Licensed Products;

(iii)      any breach of any of Licensee’s representations, warranties or covenants set forth in this Agreement; and

(iv)      any other negligent, willful or intentionally wrongful act, error or omission on the part of Licensee, or any officer, director, employee, agent or representative of Licensee.

Licensee’s indemnification obligation under this Section 17.3 shall be subject to each of the following conditions:

(i)        Licensor shall provide Licensee with written notice of any such Claims and Liabilities within[****** **** ****(22)] after Licensor receives notice of such Claims and Liabilities;

(ii)       subject to Licensee confirming in writing that the indemnity will apply to the relevant Claims and Liabilities, Licensee shall be solely responsible for the investigation, defense, settlement and discharge of such Claims and Liabilities; and

(iii)      Licensor shall at Licensee’s cost furnish Licensee with all assistance reasonably requested by Licensee in connection with the investigation, defense, settlement and discharge of such Claims and Liabilities.

Licensor’s failure to comply with its obligations pursuant to this Section 17.3 shall not constitute a breach of this Agreement or relief Licensee of its indemnification obligations pursuant to this Section 17.3, except to the extent, if any, that Licensee’s defense of the effective claim, action or proceeding actually was materially impaired thereby.

17.4         Each Party shall, at its sole cost and expense, obtain no later than on the date of First Commercial Sale of the Licensed Products, and shall maintain in full force and effect during the continuance of this Agreement and thereafter in accordance with Section 17.5 hereof, commercial general liability insurance (including any self-insured arrangements) against all liabilities arising out of activities that such Party performs under or in connection with this Agreement in such amounts and for such coverage that are [*********************************************]. Each Party hereby specifically acknowledges and agrees that the insurance coverage limits set forth in this Section 17.4 shall not be construed to create any limit on its liability hereunder and/or indemnification obligation under Section 17.3 hereof.

17.5         Licensor’s indemnification obligation under Section 17.1 hereof, Licensee’s indemnification obligation under Section 17.3 hereof, and the Parties’ obligation to maintain commercial general liability insurance under Section 17.4 hereof, shall survive the expiration or termination of this Agreement for any reason whatsoever for a period of [**** ***] years after the date of expiration or termination hereof.

(22) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

18.                               Term and Termination

18.1         This Agreement shall enter into effect on the Effective Date, and shall remain in full force and effect until any and all the Royalty Terms defined in Section 5.6 are expired. Upon expiry of a Royalty Term for the respective Licensed Product, the license granted to Licensee regarding the Licensor Patent Rights and the Licensor Know How hereunder shall become a fully paid-up, royalty-free, perpetual and irrevocable license with respect to the corresponding Licensed Product within the Field and the Territory.

18.2         Notwithstanding any provision of this Agreement, Licensee shall be permitted to terminate this Agreement prior to the First Commercial Sale of the Licensed Products in the Territory at any time by giving [*** *** ******(23)] prior written notice to Licensor, and after the First Commercial Sale of the Licensed Products in the Territory, at any time by giving [****** **** ******] prior written notice to Licensor.

18.3         In the event that either Party (the “Breaching Party”) commits a material breach or default of any of its obligations hereunder, such material breach to include, but not to be limited to, a material breach of the obligations under Sections 3.1 and 4.1 above, the other Party hereto (the “Non-Breaching Party”) may give the Breaching Party written notice of such material breach or default, and shall request that such material breach or default be cured as soon as reasonably practicable. In the event that the Breaching Party fails to cure such breach or default within [****** **** ****] after the date of the Non-breaching Party’s notice thereof (in the event of default of payment within [****** **** ****] after the date of the Non-Breaching Party’s notice), the Non-Breaching Party may terminate this Agreement immediately as a whole or on a Product by Product basis by giving written notice of termination to the Breaching Party. In the event the Breaching Party will be unable to cure the breach or if such cure is impossible, this Agreement may be terminated by the Non-Breaching Party with immediate effect. Termination of this Agreement in accordance with this Section 18.3 shall not affect or impair the Non-Breaching Party’s right to pursue any legal remedy, including, but not limited to, the right to recover damages, for any harm suffered or incurred by the Non-Breaching Party as a result of such breach or default.

18.4                           In addition to the termination rights provided for in Section 18.2 hereof, each Party shall have the right to terminate this Agreement, immediately by giving written notice of termination to the other Party, if the other Party files a voluntary petition, or if an involuntary petition is granted in respect of the other Party and appeal proceedings are not commenced within a period of [****** *** ****] from the date of such petition under the bankruptcy provisions of applicable laws and/or regulations, or the other Party is declared insolvent, undergoes voluntary or involuntary dissolution, or makes an assignment for the benefit of its creditors, or fails or is unable to pay its debts as they come due, or suffers the appointment of a receiver or trustee over all, or substantially all, of its assets or properties.

(23) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

19.                               Consequences of Termination

19.1                           In the event of a termination of this Agreement by Licensee pursuant to Section 18.2, or by Licensor pursuant to Section 18.3 or 18.4 above, all rights licensed to Licensee shall automatically revert to Licensor.

19.2         Except as set out in Sections 19.6 and 19.7 below, within adequate period after the termination of this Agreement for any reason whatsoever, however, not longer than  [***** *** *******(24)], Licensee, Licensee’s Affiliates and Licensee’s sublicensees shall cease all Development, Manufacturing and Commercialization of the Licensed Products under the licenses granted hereunder; provided, however, that, if this Agreement is terminated for any reason other than a breach or default hereunder by Licensee, Licensee shall have the right to distribute and sell its existing inventory of the Licensed Products for a period of not more than [*** ******* *** ****** ***** ****] following the date of expiration or termination hereof, except where required by applicable laws and/or regulations, subject to Licensee’s continuing obligation to pay royalties with respect to the Net Sales derived from the distribution and sale of such existing inventory of the Licensed Products, in accordance with the requirements of Section 5.4 hereof.

19.3         Termination or expiration of this Agreement for any reason whatsoever shall not relieve Licensee of its obligations: (i) to pay all royalties and other amounts payable to Licensor which have accrued prior to, but remain unpaid as of, the date of termination or expiration hereof, or which accrue thereafter, in accordance with Section 19.2 above; (ii) to defend, indemnify and hold Licensor, its licensees and their respective officers, directors, shareholders, employees, agents and representatives harmless against claims and liabilities, as provided in Section 17.3 hereof; and (iii) to maintain commercial general liability insurance coverage, in accordance with the requirements of Section 17.4 hereof.

19.4         The expiration or termination of this Agreement shall not adversely affect or impair Licensor’s and Licensor’s Other Licensees’ right to continue to use any and all Improvements licensed by Licensee to Licensor under Section 8.4 hereof or Development Data disclosed under Section 7  hereof. Except as otherwise specifically provided in this Agreement, upon expiration or termination of this Agreement for any reason whatsoever, Licensor and Licensor’s Other Licensees shall have no further obligations to Licensee, its Affiliates or sublicensees hereunder.

19.5                          In the event of termination of this Agreement by Licensee pursuant to Section 18.2 or by Licensor pursuant to Section 18.3 or 18.4, Licensor shall have the right to request, at its sole discretion, the following:

(i)         the transfer and assignment to Licensor or to a Third Party designated by Licensor of all Regulatory Approvals that are in the name of Licensee or any

(24) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

of its Affiliates or sublicensees at Licensee’s cost, and if Regulatory Approvals have not been obtained by Licensee, its Affiliates or sublicensees, Licensor may claim from Licensee its Affiliates or sublicensees that insofar as they are able to do so they transfer to Licensor or to a Third Party designated by Licensor the status of an applicant for the Regulatory Approval in the Territory and notifies the competent Regulatory Authorities thereof and supplies Licensor with all documents already prepared by Licensee or its Affiliates or sublicensees for the filing of applications for Regulatory Approvals. Licensee shall procure through contractual arrangements that its Affiliates and sublicensees have equivalent obligations;

(ii)        full access and transfer of a copy of the electronic data base incorporating the Development Data controlled by Licensee, its Affiliates and/ or sublicensees and a copy of such Development Data requested by Licensor for use in the Field;

(iii)       the grant of an exclusive license, with the right to sublicense, to Licensee’s trademarks, provided that Licensor shall pay a trademark royalty in the amount of [*****(25)] percent ([*]%) of all net sales invoiced by Licensor or an Affiliate of Licensor or Licensor’s Other Licensee in connection with the sale of Licensed Products using a trademark of Licensee. The definition of “Net Sales” shall apply mutatis mutandis for the calculation of net sales for purposes of this Section 19.5 (iii).

19.6                           In the event of termination of this Agreement by Licensee pursuant to Section 18.3, the licenses and rights granted to Licensee hereunder shall continue in full force and effect, Licensee’s obligations under Sections 5, 6, 9, 10, 11 and 12 hereof shall terminate and from the date of such termination, Licensee shall still be obligated to make the royalty payments set out in Section 5.4 but such payments will be reduced by [*****] percent ([**]%).

19.7                           In the event of termination of this Agreement by Licensee pursuant to Section 18.4, the licenses and rights granted to Licensee hereunder shall become irrevocable and perpetual.

19.8                           Section 1, 3.5, 4.2, 5.10, 5.11, 7.2, 12.4, 13.1, 15, 16.3, 16.4, 17.1, 17.2, 17.3, 17.5, 18.1, 19, 20.5 and 20.6 shall survive the expiry or termination of this Agreement.

20.                               General Provisions

20.1                           Assignment

Subject to the other terms of this Agreement, neither Party shall have the right or the power to assign any of its rights, or delegate or subcontract the performance of any of its obligations under this Agreement, without the prior written authorization of the other Party, such written authorization not to be unreasonably withheld or delayed;

(25) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

provided, however, that the prior written authorization of the other Party shall not be required for a Party to assign any of its rights, or delegate or subcontract the performance of any of its obligations hereunder to an Affiliate or an acquirer of all or substantially all of the assets relating to Perifosine. Any permitted assignment or delegation hereunder by either Party, whether to an Affiliate or acquirer pursuant to this Section 20.1, or pursuant to the prior written authorization of the other Party, shall not relieve such Party of any of its obligations under this Agreement, including, but not limited to, the Party’s obligation to make royalty payments with respect to any and all Net Sales derived by any of the Party’s assignees or sublicensees from the distribution, marketing and sale of any of the Licensed Products.

20.2         Change of Control

This Agreement shall survive and remain in full force and effect after the consummation of a change of control transaction involving either Licensor or Licensee.

20.3         Force Majeure

Neither Party shall be liable for any failure to perform, or any delay in the performance of, any of its obligations under this Agreement to the extent, but only to the extent, that such Party’s performance is prevented by the occurrence of an event of force majeure. For purposes of this Section 20.3, an event of force majeure shall mean and include, war, civil war, insurrection, rebellion, civil unrest, fire, flood, earthquake, adverse weather conditions, strike, lockout, labor unrest, unavailability of supplies, materials or transportation, acts of the public enemy, acts of government authorities (including, but not limited to, the refusal of the competent government agencies to issue required Regulatory Approvals), and, in general, any other cause or condition beyond the reasonable control of the Party whose performance is affected thereby. In the event that a Party’s performance is affected by the occurrence of any event of force majeure, that Party shall furnish immediate written notice thereof to the other Party hereto.

20.4                           Notices

All notices, reports and other communications between the Parties under this Agreement shall be sent by registered air mail, postage prepaid and return receipt requested, by international air courier, or by facsimile, with a confirmation copy sent by registered air mail or international air courier, to the Party to be notified at its address given below, or at any address such Party has previously designated by prior written notice to the other Party. Notice shall be deemed sufficiently given for all purposes upon the earliest of: (a) the date of actual receipt: (b) if mailed, three days after the date of postmark; or (c) if delivered by overnight courier, the next Business Day the overnight courier regularly makes deliveries:

To:	Licensor	Æterna Zentaris GmbH
Weismüllerstrasse 50
D-60314 Frankfurt/Main
Germany
Attention: Matthias Seeber

Facsimile: +49 69 42602 3444

To:	Licensee	Yakult Honsha Co.,Ltd.
6F, Ginza-Kobiki Bldg., 16-21
Ginza 7-Chome, Chuo-ku, Tokyo
104-0061, Japan
Attention: Head of Pharmaceutical Division
Facsimile: +813 3544 8081

20.5         Governing Law

This Agreement shall be governed by, and interpreted in accordance with the laws of Switzerland, without reference to conflicts of laws principles. The United Nations Conventions on Contracts for the International Sale of Goods shall not be applicable to this Agreement. The validity of the intellectual property rights shall be subject to an evaluation under the law of the country in which the intellectual property rights were applied for or have been issued.

20.6         Dispute Resolution

In the event of any dispute arising out of or in connection with this Agreement, a personal face-to-face meeting between the Chairman of the Management Board of Licensor and the Head of Pharmaceutical Division of Licensee shall take place within [******** **** ****(26)] of the date of the relevant referral. If the Chairman of the Management Board of Licensor and the Head of Pharmaceutical Division of Licensee cannot resolve such disagreement in a mutually acceptable manner within a further [******** **** ****] period after such personal face-to-face meeting, then either Party may submit the dispute to arbitration described hereunder.

Any arbitration in accordance with the Judical Arbitration and Mediation Services, Inc. (JAMS) in effect on the date of the commencement of the arbitration proceedings. The decision of the arbitrators shall be final and binding upon the Parties and enforceable in any court of competent jurisdiction. The arbitration proceeding shall take place in Frankfurt, Germany, if Licensee is initiating the arbitration proceedings, or in Tokyo, Japan, if Licensor is initiating the arbitration proceedings. The language of the arbitration proceeding is English. Notwithstanding the provisions of this Section 20.6, each Party shall have the right to seek any injunctive relief in any court of competent jurisdiction, in order to prevent or enjoin any misappropriation, misuse, unauthorized disclosure or infringement of any of Licensor Patent Rights and/or the Confidential Information of either Party, pending resolution under the above-mentioned arbitration procedures. Nothing in the preceding sentence shall be interpreted as limiting the powers of the arbitration under this Agreement. The arbitrations may award injunctive relief.

(26) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

20.7         Severability

If any provision of this Agreement is determined by any court or administrative tribunal of competent jurisdiction to be invalid or unenforceable, the Parties shall negotiate in good faith a replacement provision that is commercially equivalent, to the maximum extent permitted by applicable laws and/or regulations, to such invalid or unenforceable provision. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement.

20.8         Entire Agreement and Amendments

This Agreement, together with all Exhibits attached hereto, constitutes the entire agreement between the Parties, and supersedes all prior agreements, understandings and communications between the Parties, with respect to the subject matter hereof. No modification or amendment of this Agreement shall be binding upon the Parties unless in writing and executed by the duly authorized representative of each of the Parties; this shall also apply to any change of this clause.

20.9         Waivers

The failure by either Party hereto to assert any of its rights hereunder, including, but not limited to, the right to terminate this Agreement due to a breach or default by the other Party hereto, shall not be deemed to constitute a waiver by that Party of its right thereafter to enforce each and every provision of this Agreement in accordance with its terms.

20.10       This Agreement shall be binding upon and inure to the benefit of the Parties hereto and respective heirs, successors and permitted assignees.

20.11       Press Releases and Filings

Press Releases. The Parties intend to issue a joint press release as mutually agreed by the Parties announcing the execution of this Agreement within [*** *** ****(27)] of the Effective Date. Thereafter, neither Party shall issue press releases or make public announcements relating to the transactions contemplated by this Agreement (except for filings, see below) without the other Party’s prior written approval, which approval shall not be unreasonably withheld or delayed.

The Parties shall mutually agree on the content and timing of the press release in advance of issuance, and in doing so the issuing Party shall provide to the other Party a copy of the proposed press release and the Parties shall work cooperatively in good faith, taking into consideration the other Party’s suggestions, regarding the information for which the issuing Party will seek to obtain confidential treatment.

(27) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

For any material press releases relating to the Development, Commercialization and/or this Agreement, the issuing Party shall at least [*** *** ***(28)] prior to the issuance of such press release notify the other Party.

Furthermore, Licensor shall instruct its Affiliates and/or Licensor’s Other Licensees to provide to Licensee a copy of any material press release relating to the Development and Commercialization at least [*** *** ***] prior to the issuance of such press release and to take into consideration in good faith Licensee’s suggestions regarding the information for which Licensor’s Affiliates and/or Licensor’s Other Licensees shall seek to obtain confidential treatment.

Licensee shall likewise instruct its Affiliates and /or sublicensees to provide to Licensor a copy of any material press release relating to the Development and Commercialization at least [*** *** ***] prior to the issuance of such press release and to take into consideration in good faith Licensor’s suggestions regarding the information for which Licensee’s Affiliates and/or sublicensees shall seek to obtain confidential treatment.

Filings. If either Party is required to file or disclose this Agreement or any portion thereof with the Toronto Stock Exchange, the Autorité des marchés financiers (AMF), the US Securities and Exchange Commission or any other securities exchange or governmental entity, such Party shall notify the other Party in writing and shall provide the other Party with at least [***** *** ****] to request redactions thereof prior to making such filing or disclosure.

Exhibits:

Exhibit 1.12	Outline of Development Plan
Exhibit 1.20	Licensor Know How
Exhibit 1.22	Licensor Patent Rights
Exhibit 1.32	Description of Perifosine

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed this March 8, 2011, by their duly authorized representatives.

Licensor			Licensee

By:	/s/Jurgen Engel
By:	/s/Matthias Seeber		By:	/s/ Sumiya Hori
Name:	Jürgen Engel	Matthias Seeber	Name:	Sumiya Hori
Title:	Managing Director	Managing Director	Title:	President

(28) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

Exhibit 1.12 Outline of Development Plan

[***********************************************************(29)]

(29) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

Exhibit 1.20 Licensor Know How

[***********************************************************(30)]

(30) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

Exhibit 1.22 Licensor Patent Rights

[***********************************************************(31)]

(31) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

Exhibit 1.32 Description of Perifosine

[***********************************************************(32)]

(32) Exclusion of confidential and/or competitively sensitive information relating to the Licensor, the Licensee or certain terms of the License Agreement. Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.